Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
NET INCOME PER COMMON SHARE BASIC Weighted average shares outstanding	21,520	20,904	21,417	20,838

Net income available to common shareholders	$10,972	$9,300	$16,935	$19,056

Net income per share-basic	$0.51	$0.44	$0.79	$0.91

NET INCOME PER COMMON SHARE DILUTED Weighted average shares outstanding	21,520	20,904	21,417	20,838
Net effect of dilutive stock options based on the treasury stock method using the average market price	185	436	157	416

Total	21,705	21,340	21,574	21,254

Net income available to common shareholders	$10,972	$9,300	$16,935	$19,056

Net income per share-diluted	$0.51	$0.44	$0.78	$0.90